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Dear Sirs:

Re:	Eldorado Gold Corporation CUSIP: 284902103 Annual General Meeting of Shareholders

 We are pleased to advise you of the details of the upcoming meeting of the shareholders of Company.

Issuer:

CUSIP / ISIN:

Meeting Type:

Meeting Date:

Record Date of Notice:

Record Date of Voting:

Beneficial Ownership Determination Date:

Class of Securities Entitled to Receive Notice:

Class of Securities Entitled to Vote:

Meeting Location:

Notice & Access – Registered Holders:

Notice & Access – Beneficial Holders:

Stratification:

*Stratification Type:

Issuer Sending Material Directly To NOBOs:

Issuer Paying to Send Material to OBO’s:

Eldorado Gold Corporation 284902103 / CA2849021035 Annual General Meeting May 2, 2013 March 15, 2013 March 15, 2013 March 15, 2013 Common Common Vancouver, BC No No No N/A No Yes

 We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Company.

Yours truly,

VALIANT TRUST COMPANY

Signed by “Christabelle Zhang”